Exhibit 99.1

Free Translation

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 3330029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL MEETING

The Board of Directors of Oi S.A. – In Judicial Reorganization (“Company” or “Oi”) calls the Shareholders to attend the Annual and Extraordinary General Meeting to be held on April 30, 2021 (“GSM”), at 2p.m, at the Company’s headquarters located at Rua do Lavradio No. 71, Centro, in the City of Rio de Janeiro, RJ, to deliberate on the following items:

At the Annual General Meeting:

(1)	Analysis of management accounts, examine, discuss and vote on the financial statements for the fiscal year ended on December 31, 2020;

(2)	Define allocation of the results of the fiscal year ended December 31, 2020;

(3)	Define the amount of overall annual compensation for Company management and Fiscal Council members;

(4)	Elect the slate indicated by the Company management for the composition of the Board of Directors;

(5)	Elect members of Fiscal Council and their respective alternates; and

At the Extraordinary General Meeting:

(6)	Approval of the Long-Term Incentive Plan based on share issued by the Company for the Chief Executive Officer.

GENERAL INSTRUCTIONS

1.	The documentation and information relating to matters to be deliberated at the Meeting are available at the Company’s headquarters, in the Management's Proposal and in the Shareholders’ Participation Manual, available on the Company’s Investors Relations page (www.oi.com.br/ri), as well as on the website of the Brazilian Securities Commission (“CVM”) website (www.cvm.gov.br) pursuant to CVM Instruction 481/09, and on the B3 S.A. - Brasil, Bolsa, Balcão (“B3”) website (http://www.b3.com.br/), for the purpose of examination by the Shareholders.

2.	Holders of preferred shares shall have the right to vote on all matters subject to deliberation and included on the Agenda of the GSM called herein, pursuant to Paragraph 3 of Article 12 of the Company’s Bylaws and Paragraph 1 of Article 111 of Law No. 6,404, enacted on December 15, 1976, as amended from time to time (the “Brazilian Corporation Law”), and shall always vote jointly with the common shares.

3.	Shareholders interested in requesting adoption of the multiple voting process in the election of members of the Board of Directors must meet the legal requirements and represent at least 5% of the voting capital, under the terms of CVM Instructions 165/91 and 282/98.

In-Person Participation

4.	Considering the COVID-19 (Coronavirus) pandemic, Oi will have limited staff and will adopt strict Public health measures, both to preserve the health of participants and mitigate the risks of transmission. Such measures will include, among others, holding the GSM in a large auditorium, adopting social distancing protocols and supplying disposable masks and hand sanitizers.

5.	In order to expedite the registration process and increase the safety of all the participants, Shareholders attending the Meetings, either in person or by proxy, are asked to send scanned copies of the following documents in pdf format to the Company’s email address, invest@oi.net.br, by 6:00 p.m. on April 28, 2021. Alternatively, such documents may be delivered to the Company’s headquarters, at Rua Humberto de Campos No. 425, 5th Floor, Leblon, in the City and State of Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. or from 2:00 p.m. to 6:00 p.m., by April 28, 2021, in care of the Corporate Affairs and M&A Department (Gerência Societário e M&A): (i) if the participant is a corporate entity, copies of the Articles of Incorporation, Bylaws or Articles of Association, minutes of the election of the Board of Directors (if any) and minutes of the election of the Board of Executive Officers, which reflects the election of the legal representative(s) who will be present at the Meetings; (ii) if the participant is an individual, copies of the Shareholder’s identification document and the Individual Taxpayer Registration Number (CPF); and (iii) if the participant is an investment fund, copies of the fund’s organizational document (Regulamento) and the Bylaws or Articles of Incorporation of the Fund’s manager, as well as minutes reflecting the election of the legal representative(s) who will be present at the meeting. In addition to the documents mentioned in items (i), (ii) and (iii) above, in the event that a Shareholder is represented by a proxy, such Shareholder must also provide the respective power-of-attorney with special powers and copies of the proxy’s identification document and Individual Taxpayer Registration Number (CPF).

6.	The Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to attend the Meetings must submit a statement, issued by the relevant organ, demonstrating their ownership stake, no more than two (2) business days prior to the Meetings.

7.	As an exception , Oi will not require compliance with formalities for signature certification, authenticated copies, apostille, and sworn translation of the abovementioned documentation.

Remote Voting

8.	Oi recommends and encourages its Shareholders to participate remotely in the GSM and exercise their right to vote on the resolutions included in the Agenda through the Remote Voting Bulletin, as made available by the Company on Oi’s Investor Relations website and on the websites of the CVM and B3, together with the other documents to be discussed at the GSM, observing the guidelines contained in the Distance Voting Bulletin, in accordance with CVM Instruction 481/09, as amended by CVM Instruction Nos. 561/15 and 570/15.

9.	The Shareholders may submit their Remote Voting Bulletin through their respective custody agents or directly to the Company.

10.	In order to facilitate and encourage remote voting, the Shareholders who choose to submit their Remote Voting Bulletin directly to the Company, should forward such bulletings by email to invest@oi.net.br by April 23, 2021. The document must be completed and submitted in PDF format and duly signed. In addition, all relevant documentation that accompanies the Remote Voting Bulletin must be sent in PDF format. The Shareholders will not be required to physically send originals and certified copies of the Remote Voting Bulletin and relevant documentation to the Company’s address. The signature certification and authentication requirements have also been waived.

11.	Oi will confirm receipt of the documents and inform the Shareholder, through the email address provided in the Remote Voting Bulletin, whether the submitted documents are sufficient for the vote to be considered valid or, alternatively, which procedures and deadlines are required for correction or resubmission, if applicable.

Remote Participation of the Meeting

12.	The Company will provide remote access to the GSM for Shareholders who wish to participate remotely. However, it will not be possible to give any opinions nor exercise voting rights through the remote follow-up system.

13.	The Shareholders who wish to participate remotely in the GSM must request such access no more than 24 hours prior to the meeting (thus 2p.m -Brasília time, on April 29, 2021), by email to invest@oi.net.br, with the following subject line: “GSM (AGOE) – remote access”, stating the full name and Individual Taxpayer Registration Number (CPF) of the individual who will participate remotely in the GSM (the Shareholder, proxy or legal representative). In order for the request to be granted, the email must also include the documents set forth in the Shareholders’ Participation Manual for the GSM, disclosed on this date, in PDF format.

14.	The Company will confirm receipt of the abovementioned documents and will send instructions for remote participation at the GSM by email to those Shareholders who have submitted their requests within the timeframe and in compliance with the conditions set forth above.

15.	Remote participation at the GSM is intended exclusively for Oi Shareholders or their legal representatives. The access provided by the Company will not be transferable and shall not be given, forwarded or disclosed to any third party, regardless of whether such party is a Shareholder. Shareholders or their legal representatives who receive access are not allowed to record or reproduce, in whole or in part, the content or any information transmitted during the GSM.

16.	Shareholders who follow the GSM remotely will not be considered as attending the GSM, unless they have cast their vote using a Remote Voting Bulletin.

Rio de Janeiro, March 30, 2021.

Eleazar de Carvalho Filho

Chairman of the Board of Directors